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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Summit Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Venture, Suite 100
(No. and Street)

Irvine, (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Watts 949-727-9110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Summit Securities, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

JOANNE C. JOHNSTON
Commission # 1801742
Notary Public - California
Orange County
My Comm. Expires Jul 2, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

PACIFIC SUMMIT SECURITIES

111 Pacifica, Suite 250
Irvine, CA 926183

CONTENTS

PART I

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8

SUPPLEMENTAL INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9

PART II

Statement of Internal Control	10 - 11

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacific Summit Securities
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Summit Securities (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 10 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2009

PACIFIC SUMMIT SECURITIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash - checking		$ 113,069
Automobile - net of accumulated depreciation of $10,960		21,140
Prepaid expenses		82
TOTAL ASSETS		$ 134,291

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 5,620
Accrued pension plan expense		24,988
TOTAL LIABILITIES		30,608
STOCKHOLDER'S EQUITY		
Common stock ($0 par value, 1,000 shares authorized, 200 shares issued and outstanding)	$ 10,000	
Paid-in capital	0	
Retained earnings	93,683	103,683
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 134,291

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Advisory fees	$	534,998
Consulting income		42,020
Finance fees		20,000
Other income		3,373
TOTAL REVENUES		600,391
OPERATING EXPENSES		
Depreciation		10,960
Internet		1,846
Membership fees, dues, subscriptions		12,647
Marketing		24,125
Office supplies		3,642
Outside services		19,287
Pension		24,988
Professional fees		6,117
Regulatory fees		2,467
Rent and utilities		15,392
Salaries and wages and related expenses		108,917
Telephone		4,004
All other expenses		1,225
TOTAL OPERATING EXPENSES		235,617
INCOME BEFORE TAX		364,774
PROVISION FOR STATE TAXES		5,624
NET INCOME	$	359,150

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	200	$ 10,000	$ 0	$ (2,467)	$ 7,533
Stockholder's distribution				(263,000)	(263,000)
Net Income				359,150	359,150
Balance, December 31, 2008	200	$ 10,000	$ 0	$ 93,683	$ 103,683

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net income	$	359,150
Changes in operating assets and liabilities:		
Prepaid expenses and deposits		(32)
Accrued expenses		2,816
Accrued pension plan expense		9,594
Net cash provided from operating activities		371,528
Cash Flows for Investing Activities:		
Purchase of automobile		(21,140)
Cash Flows for Financing Activities:		
Distribution of capital		(263,000)
Net increase in cash		87,388
Cash at beginning of year		25,681
Cash at end of year	$	113,069

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	2,043

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Pacific Summit Securities, formally South Coast Financial Securities, Inc. (the "Company") was incorporated in the State of California on October 28, 1992 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On February 8, 1993, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company was primarily engaged in general securities trading of domestic and international equities. Subsequent to the change in ownership in 1999, the Company specializes in private financing and collects transaction fees for their services. In addition, the Company engages in merger and acquisition (M&A) advisory business on a commission basis and also conducts fee based advisory services such as the preparation of valuations and fairness opinions. The Company has one location in Southern California. The Company's customers are located in the United States. All financial transactions are conducted with Accredited Investors and funds are collected and disbursed in escrow accounts maintained by reputed banking institutions or, in the alternative, funds are wired directly from institutional investors to the account(s) of the issuers.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2008, a significant portion of the revenues was generated primarily from two customers.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, as defined under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is a 1.5% state tax with an $800 minimum. .

NOTE 5 - PENSION PLAN

The Company maintains a retirement plan covering substantially all of its employees. Retirement benefits are provided through the PayChex Retirement Benefit Plan. Retirement costs amounted to $24,988 in fiscal 2008.

The Profit Sharing and Savings Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible employees up to a maximum of 25% of employee compensation.

NOTE 6 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3

A computation of reserve requirements in not applicable to Pacific Summit Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

NOTE 7 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions throughout the year ended December 31, 2008.

PACIFIC SUMMIT SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	103,683
Non allowable assets:		
Automobile		(21,140)
Deposits		(82)
NET CAPITAL	$	82,461
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	2,041
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	77,461
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	79,400
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	30,608
Percentage of aggregate indebtedness to net capital		37%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	87,540
VARIANCE		
Accrued expenses		(5,078)
Rounding		(1)
NET CAPITAL PER AUDITED REPORT	$	82,461

See Accompanying Notes to Financial Statements

PART II

PACIFIC SUMMIT SECURITIES

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Summit Securities
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules of Pacific Summit Securities (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Pacific Summit Securities
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2009